October 16, 2019

Frank Celecia
Chief Executive Officer
OrgHarvest, Inc.
774 Mays Boulevard 10-536
Incline Village, NV 89451

       Re: OrgHarvest, Inc.
           Post-Effective Amendment to Offering Statement on Form 1-A Filed October 3, 2019
           File No. 024-10885

Dear Mr. Celecia:

       We have reviewed your amendment and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment to Offering Statement on Form 1-A

Financial Statements, page 38

1. Please amend your filing to include a balance sheet for fiscal year 2017 as required by paragraph (b)(3)(B) of Part F/S of Form 1-A. Please also amend your filing to separately present fiscal year 2017 statement of operations and statement of cash flows information as required by paragraph (b)(4) of Part F/S of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Frank Celecia
OrgHarvest, Inc.
October 16, 2019
Page 2




       Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.



                                                       Sincerely,
FirstName LastNameFrank Celecia
                                                       Division of Corporation
Finance
Comapany NameOrgHarvest, Inc.
                                                       Office of Life Sciences
October 16, 2019 Page 2
cc:       Carl P. Ranno, Esq.
FirstName LastName